[Aurora Oil & Gas Corporation Letterhead]
November 13, 2006
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Attn: Carmen Moncada-Terry

Re:	Aurora Oil & Gas Corporation — Post Effective Amendment No. 5 to Registration Statement on Form SB-2 (File No. 333-110099)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aurora Oil & Gas Corporation (the “Issuer”) hereby requests that the above-referenced registration statement on Form SB-2 be declared effective at 4:00 p.m., Eastern Time, on November 13, 2006, or as soon thereafter as practicable.
     The Issuer acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please call the undersigned at 231-941-0073 or Iris K. Linder of Fraser Trebilcock Davis & Dunlap, P.C. at 517-377-0803.

Very truly yours, AURORA OIL & GAS CORPORATION
/s/ William W. Deneau
William W. Deneau, President